Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

July 30, 2013

Fresenius Medical Care Reports Second Quarter And Half Year 2013 Results

Second Quarter 2013 Key Figures:

Net revenue	$3,613 million	+5%
Operating income (EBIT)	$544 million	-8%
Adjusted operating income (EBIT)	$555 million	-2%
Net income[1]	$263 million	-9%
Adjusted net income[1]	$272 million	+2%
Earnings per ordinary share	$0.86	-10%
Adjusted earnings per ordinary share	$0.89	+2%

First Half 2013 Key Figures:

Net revenue	$7,076 million	+6%
Operating income (EBIT)	$1,038 million	-5%
Adjusted operating income (EBIT)	$1,049 million	-3%
Net income[1]	$488 million	-26%
Adjusted net income[1]	$498 million	-3%
Earnings per ordinary share	$1.59	-27%
Adjusted earnings per ordinary share	$1.62	-4%

1attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the second quarter and first half of 2013.

Second Quarter 2013

Revenue

Net revenue for the second quarter of 2013 increased by 5% to $3,613 million (+6% at constant currency) compared to the second quarter of 2012. Organic revenue growth worldwide was 5%. Dialysis services revenue grew by 5% to $2,743 million (+6% at constant currency) and dialysis product revenue increased by 6% to $870 million (+5% at constant currency).

North America revenue for the second quarter of 2013 increased by 6% to $2,375 million. Organic revenue growth was 5%. Dialysis services revenue grew by 6% to $2,157 million with a same store treatment growth of 4%. Dialysis product revenue increased by 6% to $218 million.

International revenue increased by 5% to $1,228 million (+6% at constant currency). Organic revenue growth was 5%. Dialysis services revenue increased by 4% to $586 million (+7% at constant currency). Dialysis product revenue increased by 5% to $642 million (+5% at constant currency).

Earnings

Operating income (EBIT) for the second quarter of 2013 decreased by 8% to $544 million compared to $589 million in the second quarter of 2012. The operating income for North America for the second quarter of 2013 decreased by 9% to $394 million compared to $431 million in the second quarter of 2012. In the International segment, the operating income for the second quarter of 2013 increased by 1% to $209 million compared to $207 million in the second quarter of 2012.

Adjusted for special items related to the acquisition of Liberty Dialysis Holdings Inc. and the impact from the budget cuts in the U.S. (sequestration) that were effectively introduced in April 2013, the operating income for the second quarter of 2013 decreased by 2% to $555 million compared to $568 million in the second quarter of 2012.

Net interest expense for the second quarter of 2013 was $103 million, compared to $104 million in the second quarter of 2012.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the second quarter of 2013 was $263 million, a decrease of 9% compared to the corresponding number of $289 million for the second quarter of 2012. Adjusted for the net of tax effects of the special items mentioned above, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the second quarter of 2013 increased by 2% to $272 million compared to $266 million for the second quarter of 2012.

Income tax expense was $144 million for the second quarter of 2013 which translates into an effective tax rate of 32.6%. This compares to income tax expense of $172 million and a tax rate of 34.6% for the second quarter of 2012. Adjusted for the special items mentioned above, the tax rate for the second quarter of 2013 was 32.1% as compared to 34.4% for the second quarter of 2012.

Earnings per ordinary share (EPS) for the second quarter of 2013 was $0.86, a decrease of 10% compared to the corresponding number for the second quarter of 2012. Adjusted for the special items mentioned above, EPS for the second quarter of 2013 increased by 2% to $0.89 compared to $0.88 for the second quarter of 2012. The weighted average number of shares outstanding for the second quarter of 2013 was approximately 306.3 million shares, compared to 304.4 million shares for the second quarter of 2012. The increase in shares outstanding mainly resulted from stock option exercises in the past twelve months, partially offset by the effect of the share buy-back program.

Cash flow

In the second quarter of 2013, the company generated $525 million in cash from operations, an increase of 16% compared to the corresponding figure of last year and representing 14.5% of revenue.

A total of $173 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $352 million (representing 9.8% of revenue) compared to $300 million in the second quarter of 2012.

A total of $13 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after acquisitions and divestitures was $339 million, compared to $306 million in the second quarter of 2012.

First Half 2013:

Revenue and Earnings

Net revenue for the first half of 2013 increased by 6% to $7,076 million (+6% at constant currencies) compared to the first half of 2012. Organic revenue growth was 5% in the first half of 2013.

Operating income (EBIT) for the first half of 2013 decreased by 5% to $1,038 million compared to $1,092 million in the first half of 2012. Adjusted for special items related to the acquisition of Liberty Dialysis Holdings Inc. and the impact from sequestration the operating income for the first half of 2013 decreased by 3% to $1,049 million compared to $1,078 million for the first half of 2012.

Net interest expense for the first half of 2013 was $207 million compared to $203 million in the same period of 2012.

For the first half of 2013, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $488 million, down by 26% from the corresponding number of $660 million for the first half of 2012. Adjusted for the net of tax effects of the special items mentioned above, net income attributable to shareholders of Fresenius Medical Care AG

& Co. KGaA for the first half of 2013 decreased by 3% to $498 million compared to $514 million for the first half of 2012.

Income tax expense for the first half of 2013 was $273 million which translates into an effective tax rate of 32.8%. This compares to income tax expense of $309 million and a tax rate of 30.1% for the first half of 2012. Adjusted for the special items mentioned above, the tax rate for the first half of 2013 was 32.6% as compared to 33.8% for the first half of 2012.

In the first half of 2013, earnings per ordinary share decreased by 27% to $1.59 compared to $2.17 for the first half of 2012. Adjusted for the special items mentioned above, EPS for the first half of 2013 decreased by 4% to $1.62 compared to $1.69 for the first half of 2012. The weighted average number of shares outstanding during the first half of 2013 was approximately 306.5 million.

Cash Flow

Cash from operations during the first half of 2013 was $841 million compared to $932 million for the same period in 2012, representing 11.9% of revenue.

A total of $319 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the first half of 2013 was $522 million compared to $658 million in the same period in 2012. A total of $84 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was $438 million compared to minus $862 million in the first half of last year.

Please refer to the attachments for a complete overview of the results for the second quarter and first half of 2013 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients — Clinics — Treatments

As of June 30, 2013, Fresenius Medical Care treated 264,290 patients worldwide, which represents an increase of 3% compared to the previous year’s figure. North America provided dialysis treatments for 168,160 patients, an increase of 3% compared to the corresponding number for 2012. The International segment provided dialysis treatments for 96,130 patients, an increase of 4% over the prior year’s figure.

As of June 30, 2013, the company operated a total of 3,212 clinics worldwide, an increase of 3% compared to the corresponding number for 2012. The number of clinics is comprised of 2,104 clinics in North America (+3%) and 1,108 clinics in the International segment (+3%).

During the first half of 2013, Fresenius Medical Care delivered approximately 19.7 million dialysis treatments worldwide. This represents an increase of 5% compared to the previous year’s figure. North America accounted for 12.5 million treatments, an increase of 5%. The International segment delivered 7.2 million treatments, an increase of 3%.

Employees

As of June 30, 2013, Fresenius Medical Care had 87,944 employees (full-time equivalents) worldwide, compared to 86,153 employees at the end of 2012.

Debt/EBITDA ratio

The ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) decreased from 2.92 at the end of the second quarter of 2012 to 2.91 at the end of the second quarter of 2013.

Rating

Standard & Poor’s rates the company’s corporate credit as ‘BB+’, with a ‘positive’ outlook. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. During the second quarter, Fitch has raised the outlook from ‘stable’ to ‘positive’. Fitch continues to rate the company’s corporate credit as ‘BB+’.

Share buy-back program

Fresenius Medical Care has started the share buy-back program on May 20, 2013. The company intends to repurchase ordinary shares with an aggregate value of up to €385 million (approximately $500 million). The program is expected to run into the third quarter of 2013. As of June 30, 2013, around 3.58 million shares were repurchased in the amount of approximately €190 million (~$249 million).

Conversion of preference shares

At the annual general meeting and in a separate meeting of preference shareholders the shareholders approved the mandatory conversion of all preference shares into ordinary shares on a 1:1 basis. This conversion was finalized on June 28, 2013.

Guidance for 2013 confirmed

The company expects revenue to grow to more than $14.6 billion in 2013, translating into a growth rate of more than 6%.

In April 2013 budget cuts in the U.S. (sequestration) were effectively introduced. We do not assume that these measurements will be revised this year. Therefore the net income guidance range has been confirmed and has been substantiated for the potential impact from sequestration on our business performance. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.1 billion and $1.15 billion in 2013.

For 2013, the company expects to spend around $700 million on capital expenditures and around $500 million on acquisitions. The debt/EBITDA ratio is expected to be equal or below 3.0 by the end of 2013.

Rice Powell, chief executive officer of Fresenius Medical Care, commented: “Our second quarter results show a mixed picture. On the one hand, we have seen an accelerated growth of our business while on the other hand we were faced with the general budget cuts in the U.S. which affected our operating income performance. Nevertheless, we were able to show an earnings increase in the second quarter on an adjusted basis. To stay ahead of our competition given the challenging environment, we are rigorously focusing on our company-wide Global Efficiency Program that we initiated at the beginning of the year.”

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and first half of 2013 on Tuesday, July 30, 2013, at 3.30 p.m. CEDT / 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.3 million individuals worldwide. Through its network of 3,212 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 264,290 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

Statement of earnings

	Three months ended June 30,			Six Months Ended June 30,
(in US$ thousands, except share data, unaudited)	2013	2012	Change	2013	2012	Change

Revenue
Dialysis care	2,811,244	2,675,422	5.1%	5,553,179	5,219,481	6.4%
Less: patient service bad debt provision	67,798	70,303	-3.6%	131,547	137,162	-4.1%
Net dialysis care	2,743,446	2,605,119	5.3%	5,421,632	5,082,319	6.7%
Dialysis products	869,069	822,854	5.6%	1,654,804	1,594,409	3.8%
Total net revenue	3,612,515	3,427,973	5.4%	7,076,436	6,676,728	6.0%

Cost of revenue	2,454,142	2,301,099	6.7%	4,808,545	4,480,345	7.3%
Gross profit	1,158,373	1,126,874	2.8%	2,267,891	2,196,383	3.3%
Selling, general and administrative	595,356	539,616	10.3%	1,187,070	1,092,448	8.7%
Gain on sale of dialysis clinics	(7,727)	(24,647)	-68.6%	(8,800)	(33,961)	-74.1%
Research and development	30,921	26,938	14.8%	61,293	55,460	10.5%
Income from equity method investees	(4,416)	(3,858)	14.4%	(9,224)	(9,355)	-1.4%
Operating income (EBIT)	544,239	588,825	-7.6%	1,037,552	1,091,791	-5.0%
Investment gain	—	(12,915)		—	(139,600)
Interest income	(6,653)	(12,496)	-46.8%	(17,242)	(32,802)	-47.4%
Interest expense	109,704	116,691	-6.0%	224,522	235,877	-4.8%
Interest expense, net	103,051	104,195	-1.1%	207,280	203,075	2.1%
Income before taxes	441,188	497,545	-11.3%	830,272	1,028,316	-19.3%
Income tax expense	143,613	172,241	-16.6%	272,614	309,318	-11.9%
Net income	297,575	325,304	-8.5%	557,658	718,998	-22.4%
Less: Net income attributable to noncontrolling interests	35,051	35,967	-2.5%	69,635	59,163	17.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	262,524	289,337	-9.3%	488,023	659,835	-26.0%

Operating income (EBIT)	544,239	588,825	-7.6%	1,037,552	1,091,791	-5.0%
Depreciation and amortization	158,801	150,877	5.3%	315,154	294,251	7.1%
EBITDA	703,040	739,702	-5.0%	1,352,706	1,386,042	-2.4%

Earnings per ordinary share	$0.86	$0.95	-9.8%	$1.59	$2.17	-26.6%
Earnings per ordinary ADS	$0.43	$0.48	-9.8%	$0.80	$1.08	-26.6%

Weighted average number of shares
Ordinary shares	302,409,369	300,415,725		302,590,288	300,310,425
Preference shares	3,842,900	3,966,600		3,907,756	3,966,301

In percent of revenue
Cost of revenue	67.9%	67.1%		68.0%	67.1%
Gross profit	32.1%	32.9%		32.0%	32.9%
Selling, general and administrative	16.5%	15.7%		16.8%	16.4%
Gain on sale of dialysis clinics	-0.2%	-0.7%		-0.1%	-0.5%
Research and development	0.9%	0.8%		0.9%	0.8%
Income from equity method investees	-0.1%	-0.1%		-0.1%	-0.1%
Operating income (EBIT)	15.1%	17.2%		14.7%	16.4%
Investment gain	—	-0.4%		—	-2.1%
Interest expense, net	2.9%	3.0%		2.9%	3.0%
Income before taxes	12.2%	14.5%		11.7%	15.4%
Income tax expense	4.0%	5.0%		3.9%	4.6%
Net income attributable to noncontrolling interests	1.0%	1.0%		1.0%	0.9%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.3%	8.4%		6.9%	9.9%

EBITDA	19.5%	21.6%		19.1%	20.8%

Fresenius Medical Care

Segment and other information

	Three months ended June 30,			Six Months Ended June 30,
(in US$ million, except employees, unaudited)	2013	2012	Change	2013	2012	Change

Net revenue
North America	2,375	2,249	5.6%	4,662	4,353	7.1%
International	1,228	1,171	4.9%	2,397	2,307	3.9%
Corporate	10	8	6.8%	17	17	3.1%
Total net revenue	3,613	3,428	5.4%	7,076	6,677	6.0%

Operating income (EBIT)
North America	394	431	-8.6%	763	779	-2.1%
International	209	207	0.8%	393	402	-2.3%
Corporate	(59)	(49)	18.3%	(118)	(89)	32.1%
Total operating income (EBIT)	544	589	-7.6%	1,038	1,092	-5.0%

Operating income in percent of revenue
North America	16.6%	19.2%		16.4%	17.9%
International	17.0%	17.7%		16.4%	17.4%
Total	15.1%	17.2%		14.7%	16.4%

Employees
Full-time equivalents				87,944	84,194

Fresenius Medical Care

Reconciliation of non U.S. GAAP

financial measures to the most directly

comparable U.S. GAAP financial measures

	Three months ended June 30,			Six months ended June 30,
(in US$ million, unaudited)	2013	2012	Change	2013	2012	Change

EBIT, as reported	544	589	-7.6%	1,038	1,092	-5.0%
Special items related to Liberty acquisition [1]	(8)	(21)		(8)	(14)
Sequestration impact	19	—		19	—
EBIT, adjusted	555	568	-2.2%	1,049	1,078	-2.7%

Income before taxes, as reported	441	498	-11.3%	831	1,029	-19.3%
Special items related to Liberty acquisition [2]	(8)	(37)		(8)	(163)
Sequestration impact	19	—		19	—
Income before taxes, adjusted	452	461	-1.8%	842	866	-2.8%

Income tax expense, as reported	144	172	-16.6%	273	309	-11.9%
Special items related to Liberty acquisition [3]	(6)	(14)		(6)	(16)
Sequestration impact	7	—		7	—
Income tax expense, adjusted	145	158	-8.2%	274	293	-6.3%

Net income attributable to shareholders of FMC AG & Co. KGaA, as reported	263	289	-9.3%	488	660	-26.0%
Special items related to Liberty acquisition [4]	(3)	(23)		(3)	(146)
Sequestration impact	12	—		13	—
Net income attributable to shareholders of FMC AG & Co. KGaA, adjusted	272	266	2.1%	498	514	-3.1%

1)        Legal, consulting and other expenses and gain on sale of clinics.

2)        Legal, consulting and other expenses, gain on sale of clinics, gain on retirement of loan receivable and investment gain.

3)        Tax benefit/ expense on legal, consulting and other expenses, gain on sale of clinics and gain on retirement of loan receivable.

4)        Net of tax effects of legal, consulting and other expenses, gain on sale of clinics, gain on retirement of loan receivable and investment gain.

Fresenius Medical Care

Reconciliation of non U.S. GAAP

financial measures to the most directly

comparable U.S. GAAP financial measures

	Three months ended		Six Months Ended
	June 30,		June 30,
(in US$ million, unaudited)	2013	2012	2013	2012

Segment information North America
Net revenue	2,375	2,249
Costs of revenue and research and development	1,650	1,534
Selling, general and administrative	343	317
Gain on sale of dialysis clinics	(8)	(25)
Income from equity method investees	(4)	(8)
Costs of revenue and operating expenses	1,981	1,818

Operating income (EBIT)	394	431

In percent of revenue	16.6%	19.2%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	423	400
Less internal sales	(205)	(194)
Dialysis products external sales	218	206
International
Dialysis products revenue incl. internal sales	767	712
Less internal sales	(125)	(103)
Dialysis products external sales	642	609

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,353	1,386
Interest expense, net			(207)	(203)
Income tax expense			(273)	(309)
Change in working capital and other non-cash items			(32)	58
Net cash provided by operating activities			841	932

Annualized EBITDA 2)
Operating income (EBIT) last twelve months			2,164	2,349
Depreciation and amortization last twelve months			624	603
Non-cash charges			79	53
Annualized EBITDA			2,867	3,005

1)    EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2)    EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Fresenius Medical Care

Balance sheet

	June 30,	December 31,
(in US$ million)	2013	2012
	(unaudited)	(audited)

Assets
Current assets	6,150	6,127
Intangible assets	12,150	12,132
Other non-current assets	4,028	4,067
Total assets	22,328	22,326

Liabilities and equity
Current liabilities	3,406	3,170
Long-term liabilities	9,271	9,426
Noncontrolling interests subject to put provisions	541	523
Total equity	9,110	9,207
Total liabilities and equity	22,328	22,326

Equity/assets ratio	41%	41%

Debt
Short-term borrowings	115	118
Short-term borrowings from related parties	59	4
Current portion of long-term debt and capital lease obligations	515	335
Long-term debt and capital lease obligations, less current portion	7,657	7,841

Total debt	8,346	8,298

Fresenius Medical Care

Cash flow statement

	Six months ended
	June 30,
(in US$ million, unaudited)	2013	2012

Operating activities
Net income	558	720
Depreciation / amortization	315	294
Investment gain	—	(140)
Change in working capital and other non-cash items	(32)	58
Cash flow from operating activities	841	932

Investing activities
Purchases of property, plant and equipment	(334)	(277)
Proceeds from sale of property, plant and equipment	15	3
Capital expenditures, net	(319)	(274)
Free cash flow	522	658

Acquisitions, net of cash acquired, and purchases of intangible assets	(102)	(1,748)
Proceeds from divestitures	18	228
Acquisitions, net of divestitures	(84)	(1,520)
Free cash flow after investing activities	438	(862)

Financing activities
Change in accounts receivable securitization program	23	(83)
Change in intercompany debt	(2)	25
Change in other debt	37	1,463
Proceeds from exercise of stock options	36	23
Purchase of treasury stock	(231)	—
Distributions to noncontrolling interests	(118)	(79)
Contributions from noncontrolling interests	27	12
Dividends paid	(296)	(272)
Cash flow from financing activities	(524)	1,089

Effects of exchange rates on cash	(16)	(7)
Net increase (decrease) in cash	(102)	220

Cash at beginning of period	688	457
Cash at end of period	586	677

Fresenius Medical Care

Quarterly performance scorecard - revenue

Three months ended June 30,	2013	cc	2012	cc
(in US$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,375,247		2,248,692
Growth year-over-year	5.6%		14.1%

Net dialysis care	2,157,019		2,043,127
Growth year-over-year	5.6%		15.3%
U.S. per treatment	355		351
Per treatment	347		344
Sequential growth	-1.1%		-0.5%
Growth year-over-year	0.9%		1.1%

Dialysis products
Incl. internal sales	422,517		399,979
Growth year-over-year	5.6%		1.4%
External sales	218,228		205,565
Growth year-over-year	6.2%		3.1%

International
Net revenue	1,228,322		1,170,902
Growth year-over-year	4.9%	5.9%	0.7%	10.8%

Net dialysis care	586,427		561,992
Growth year-over-year	4.3%	6.8%	5.3%	16.3%
Per treatment	159	163	159	176
Sequential growth	-2.1%		-1.4%
Growth year-over-year	0.1%	2.4%	-10.4%	-1.0%

Dialysis products
Incl. internal sales	766,790		711,970
Growth year-over-year	7.7%	7.6%	-2.2%	7.6%
External sales	641,896		608,910
Growth year-over-year	5.4%	5.0%	-3.2%	6.1%

cc =  at constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates.”

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on constant currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care

Quarterly performance scorecard - dialysis care volume

Three months ended June 30,	2013	2012
(unaudited)

North America
Number of treatments	6,383,556	6,141,414
Treatments per day	81,829	78,736
Per day sequential growth	1.1%	6.9%
Per day year-over-year growth	3.9%	14.2%
Same market growth year-over-year	3.8%	3.6%

International
Number of treatments	3,682,841	3,531,153
Same market growth year-over-year	4.0%	3.9%

Fresenius Medical Care

Quarterly performance scorecard - expenses

Three months ended June 30,	2013	2012
(unaudited)

North America
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	83.4%	80.8%
Selling, general and administrative
In percent of revenue	14.4%	14.1%
U.S. Dialysis care operating expenses/treatment (in US-$)	291	280
Sequential growth	-1.2%	-2.1%
Growth year-over-year	4.0%	-0.9%
Dialysis care operating expenses/treatment (in US-$)	286	275
Sequential growth	-0.9%	-2.0%
Growth year-over-year	4.0%	-0.7%

Total Group
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	84.9%	82.8%
Selling, general and administrative
In percent of revenue	16.5%	15.7%
Effective tax rate	32.6%	34.6%

Fresenius Medical Care

Quarterly performance scorecard - cash flow/investing activities

Three months ended June 30,	2013	2012
(in US$ thousands, except number of de novos)
(unaudited)

Total Group
Operating cash flow	525,119	450,783
In percent of revenue	14.5%	13.2%

Free cash flow before acquisitions	352,303	299,593
In percent of revenue	9.8%	8.7%

Acquisitions and investments, net of divestitures	12,807	(6,108)

Capital expenditures, net	172,816	151,190
In percent of revenue	4.8%	4.4%

Maintenance	96,837	87,802
In percent of revenue	2.7%	2.6%

Growth	75,979	63,388
In percent of revenue	2.1%	1.8%

Number of de novos	20	21
North America	12	16
International	8	5

Fresenius Medical Care

Quarterly performance scorecard - balance sheet

June 30,	2013	2012
(unaudited)

Total Group
Debt (in US$ million)	8,346	8,784
Debt/EBITDA	2.91	2.92

North America
Days sales outstanding	54	54

International
Days sales outstanding	116	120

Fresenius Medical Care

Quarterly performance scorecard

Three months ended June 30,	2013	2012

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12 g/dl	73%	77%
Hemoglobin = 10-13 g/dl	78%	83%
Calcium = 8.4-10.2 mg/dl	84%	83%
Albumin > 3.5 g/dl1)	85%	86%
No catheter (> 90 days)	83%	82%
Phosphate < 5.5 mg/dl	64%	65%
Hospitalization days per patient (12 months ending June 30)	9.6	9.7

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.9	3.8
Average body weight (in kg)	82	81
Prevalence of diabetes	58%	58%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12 g/dl	60%	59%
Hemoglobin = 10-13 g/dl	78%	78%
Calcium = 8.4-10.2 mg/dl	77%	76%
Albumin > 3.5 g/dl1)	86%	88%
No catheter (> 90 days)	85%	86%
Phosphate < 5.5 mg/dl	75%	77%
Hospitalization days per patient (12 months ending June 30)	9.3	9.2

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.2	5.2
Average body weight (in kg)	72	71
Prevalence of diabetes	28%	27%

1)    International standard BCR CRM470